SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 13, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Three Managers’ Transactions notifications

1 (2)

Nokia Corporation
Managers’ transactions
13 October 2021 at 11:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Lundmark, Pekka
Position: Chief Executive Officer
Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION
Reference number: 549300A0JPRWG1KI7U06_20211012105603_4

Transaction date: 2021-10-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 55,796 Unit price: N/A

Aggregated transactions

(1): Volume: 55,796 Volume weighted average price: N/A

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

Media Enquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)

Nokia Corporation
Managers’ transactions
13 October 2021 at 11:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Martikainen, Piia Susanna
Position: Closely associated person

(1): Person Discharging Managerial Responsibilities In Issuer
Name: Uitto, Tommi
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION
Reference number: 549300A0JPRWG1KI7U06_20211012140219_3

Transaction date: 2021-10-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 4,203 Unit price: N/A

Aggregated transactions

(1): Volume: 4,203 Volume weighted average price: N/A

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

Media Enquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

1 (2)

Nokia Corporation
Managers’ transactions
13 October 2021 at 11:00 EET

Nokia Corporation - Managers' transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Uitto, Tommi
Position: Other senior manager
Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION
Reference number: 549300A0JPRWG1KI7U06_20211012115741_4

Transaction date: 2021-10-11

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 16,815 Unit price: N/A

Aggregated transactions

(1): Volume: 16,815 Volume weighted average price: N/A

About Nokia

We create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

2 (2)

Media Enquiries:
Nokia
Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2021	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate